Revlon Consumer Products Corporation

237 Park Avenue

New York, New York 10017

August 19, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Mr. Leland Benton – Staff Attorney

Re:	Registration Statement on Form S-4 (File No. 333-188713)
Request Related to Certain Requirements Under Regulation S-X,
Rule 3-05 – Financial Statements of Business Acquired or to Be Acquired
and Article 11 – Pro Forma Financial Information

Dear Mr. Benton:

On February 8, 2013, Revlon Consumer Products Corporation, a Delaware corporation (the “Company”), completed a private placement of $500 million aggregate principal amount of 5.75% Senior Notes due 2021 (the “Original Notes”). In connection with the private placement, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which the Company agreed to file with the Securities and Exchange Commission (the “Commission”) and use its reasonable best efforts to cause to become effective by September 6, 2013, a registration statement relating to an offer to exchange the Original Notes for registered notes (“Exchange Notes”) with terms identical in all material respects to the Original Notes (the “A/B Exchange”). On May 20, 2013, the Company filed with the Commission the above-referenced Registration Statement on Form S-4 (as amended to date, the “Registration Statement”) to register the A/B Exchange and has, in the interim, corresponded with the staff of the Commission (the “Staff”) to resolve various comments raised by the Staff with respect to the content of the Registration Statement.

On August 5, 2013, the Staff orally communicated to the Company’s special outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden, Arps”), that the Staff would have no further comments on the Registration Statement, including with respect to the unaudited financial statements and related information for the quarter ended June 30, 2013 (which the Company had previously filed with the Commission on Form 10-Q on July 31, 2013) that Skadden, Arps indicated to the Staff the Company intended to include in Amendment No. 3 to the Registration Statement. On August 5, 2013, the Company announced that it had entered into an agreement to acquire The Colomer Group Participations, S.L. (“TCG”), a privately-held Spanish beauty care company, in an approximately $660 million all-cash transaction (the

Mr. Leland Benton

Securities and Exchange Commission

August 19, 2013

Page - 2 -

“Acquisition”). The consummation of the Acquisition, which is subject to the satisfaction of customary closing conditions, including the expiration of certain waiting periods under applicable competition laws, is expected to occur in the fourth quarter of 2013. Set forth below are the financial statement requirements that the Company believes would be applicable to the Registration Statement at effectiveness to reflect the Acquisition and the Company’s proposed presentation of financial information in the Registration Statement.

I. Financial Information Requirements

Item 14(e) of Form S-4 requires the Company to provide financial statements meeting the requirements of Regulation S-X, as well as financial information required by Rule 3-05 – Financial Statements of Business Acquired or to Be Acquired of Regulation S-X (“Rule 3-05”) and Article 11 – Pro Forma Financial Information of Regulation S-X (“Article 11”) with respect to transactions other than those pursuant to which the securities being registered on such form are to be issued. Rule 3-05(b)(2)(iv) requires a registrant to include, with respect to a business acquired or, once an acquisition is probable, to be acquired, the financial statements specified in Rules 3-01 and 3-02 of Regulation S-X (or, with respect to a “foreign business,” those specified in Item 17 of Form 20-F) if any of the conditions in the definition of “significant subsidiary” set forth in Rule 1-02(w) of Regulation S-X is satisfied at the 50% level. Rule 3-05(b)(4)(i) permits a registrant to exclude financial statements of a business acquired or to be acquired if such business does not exceed any of such conditions at the 50% level and the consummation of the acquisition has not yet occurred.

Rule 1-02(w) sets forth three conditions pursuant to which a subsidiary would constitute a “significant subsidiary”: (i) the registrant’s and its other subsidiaries’ investments and advances to such subsidiary exceed a certain percentage of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year (the “Investment Test”); (ii) the total assets of such subsidiary exceed a certain percentage of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year (the “Asset Test”); and (iii) the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of such subsidiary exceeds a certain percentage of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year (the “Income Test”).

Here, the purchase price of the Acquisition would have constituted approximately 50.9% of the Company’s consolidated assets as of December 31, 2012, TCG’s assets would have accounted for approximately 39.5% of the Company’s consolidated assets as of December 31, 2012 and TCG would have accounted for approximately 37.9% of the Company’s income from continuing operations before income taxes for the twelve months ended December 31, 2012. The Asset Test and Income Test have been calculated using TCG’s financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (the “EU”). The Company does not have available the relevant financial information prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) to use in the calculation of the Asset Test and Income Test. However, the Company does not believe that the differences between U.S. GAAP and IFRS as adopted by the EU would be sufficiently material to cause such tests to exceed the 50% threshold.

Mr. Leland Benton

Securities and Exchange Commission

August 19, 2013

Page - 3 -

Rule 3-05(c) provides that if the business acquired or to be acquired is a foreign business, financial statements of the business meeting the requirements of Item 17 of Form 20-F will suffice. TCG meets the definition of “foreign business” under Rule 1-02(l). Therefore, because the Investment Test yields a result only slightly above the 50% threshold, Rule 3-05(c) would require the Company to include in the Registration Statement historical financial information for 2012, 2011 and 2010 audited in accordance with U.S. generally accepted auditing standards. But, provided that the Registration Statement is declared effective by September 30, 2013, no interim financial statements for TCG would be required to be included in the Registration Statement pursuant to Item 8(A)(5) of Form 20-F and Financial Reporting Manual Section 6220.7. Rule 3-05(c), by way of reference to Item 17 of Form 20-F, also would require the U.S. registrant to provide a reconciliation of the 2012 and 2011 historical financial statements of the foreign acquiree to U.S. GAAP since the foreign acquiree’s financial statements are presented other than in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). However, the Company believes that there would not be any material differences between TCG’s financial statements, which are prepared in accordance with IFRS as adopted by the EU, and such financial statements if they were to be prepared in accordance with IFRS as issued by the IASB.

Article 11 provides that pro forma financial information for the most recent fiscal year and interim period and as of the end of the most recent period is required to be furnished by the registrant if, after the date of the most recent balance sheet filed pursuant to Rule 3-01 of Regulation S-X, consummation of a business combination has occurred or is probable, in which the business being acquired would constitute a “significant subsidiary” under Rule 1-02(w) of Regulation S-X at or above a significance threshold of 20% under at least one of the three tests enumerated therein. As a result, the Registration Statement at the effective date would be required to include pro forma financial information for the twelve months ended December 31, 2012 and as of and for the six months ended June 30, 2013. However, the Company notes that Rule 11-01(c) of Regulation S-X provides that such pro forma financial information need not be presented if separate financial statements of the acquired business are not included in the filing pursuant to Rule 3-05, as discussed in the preceding paragraph. Article 11 requires that any such pro forma financial information be presented according to the basis of accounting adopted by the registrant (in the case of the Company, U.S. GAAP). Because TCG’s financial statements are not prepared in accordance with U.S. GAAP, a reconciliation of TCG’s financial statements to U.S. GAAP for 2012 and the six months ended June 30, 2013 would be required under the rules to be included in the Registration Statement.

II. Presentation of Financial Information

For the reasons set forth below, the Company respectfully requests that the Staff permit the Company to include the financial information described below in lieu of the financial information required by Rule 3-05 and Article 11.

Mr. Leland Benton

Securities and Exchange Commission

August 19, 2013

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A. Sufficiency of Financial Information for Investor Protection

The Company proposes to include in the Registration Statement unaudited historical financial statements of TCG for 2012, 2011 and 2010, which have been prepared in accordance with IFRS as adopted by the EU. The Company also proposes to amend the Registration Statement to include TCG’s net sales and EBITDA for the six months ended June 30, 2013 and 2012 (prepared under IFRS as adopted by the EU), as well as pro forma net sales and EBITDA reflecting the Acquisition for 2012 and the six months ended June 30, 2013 (combining relevant metrics of the Company prepared under U.S. GAAP and of TCG prepared under IFRS as adopted by the EU), in the prospectus summary. The financial information required under Rule 3-05 and Article 11 that the Company is proposing not to include in the Registration Statement cannot be prepared by the Company within the time frame required for effectiveness of the Registration Statement under the Registration Rights Agreement. The Company notes one reason in particular that it cannot prepare pro forma financial statements is that it is in the process of engaging a third party valuation firm to assist in the valuation of TCG’s assets and liabilities, and therefore has no basis upon which to make purchase price allocation pro forma adjustments.

The Company does not believe that the historical and pro forma financial information that it seeks to omit from the Registration Statement will disadvantage investors in any material respect. The Acquisition is unrelated to the transaction being registered via the Registration Statement (the A/B Exchange), and the Company is not registering securities to be used as consideration for the Acquisition. Rather, the A/B Exchange will offer investors only the additional benefit of receiving Registered Notes in exchange for the privately placed Original Notes. The notes to be exchanged pursuant to the A/B Exchange will be identical in all material respects to the Original Notes. The investment decision with respect to the securities being exchanged was made upon the initial placement of the Original Notes. In addition, the Company believes that the TCG historical and select pro forma financial information that it proposes to include in the Registration Statement will provide investors in the Exchange Notes with adequate information to understand TCG’s historical financial condition and results of operations and the Company’s pro forma results of operations.

B. Margin of Application

In connection with the Acquisition, the requirement to include historical audited financial statements of TCG pursuant to Rule 3-05 in the Registration Statement was triggered by only one of the three tests of significance enumerated under Rule 1-02(w): the Investment Test. Even under that single test of significance, the relevant threshold was exceeded only by a slight margin of approximately 0.9% as of December 31, 2012. If, however, the Investment Test were applied as of June 30, 2013, the purchase price of the Acquisition would have constituted approximately 49.4% of the Company’s consolidated assets as of such date. Had the test been run based on June 30, 2013 metrics, the Company would not have been required to include in the Registration Statement either historical financial statements of TCG under Rule 3-05 or pro forma financial statements with respect to the Acquisition under Article 11. In fact, the Company would not have been required to disclose any financial statements or pro forma financial information with respect to the Acquisition until 75 days following the consummation thereof.

Mr. Leland Benton

Securities and Exchange Commission

August 19, 2013

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C. Financial Hardship

Under the terms of the Registration Rights Agreement, in the event that either the Registration Statement is not declared effective by September 6, 2013 or the Company fails to consummate the A/B Exchange by November 5, 2013 (each, a “Registration Default”), the Company will be required to pay penalty interest of 0.25% per annum following such Registration Default, with such rate increasing by 0.25% per annum for each subsequent quarter during which the Registration Default remains uncured, up to 0.50% per annum until such Registration Default is cured. The Company believes that a period of at least an additional three to four months would be required for the Company and TCG to prepare, and for their respective auditors to review, the financial statements and information required by Rule 3-05 and Article 11. Absent the grant of the relief requested herein, one or more Registration Defaults will result from the Company’s failure to cause the Registration Statement to be declared effective and to consummate the A/B Exchange within the prescribed time periods, and penalty interest will be imposed on the Company under the Registration Rights Agreement. During such period, the Company estimates that it will be required to incur approximately $300,000 to $500,000 in penalty interest on the Original Notes due to the ongoing Registration Default under the terms of the Registration Rights Agreement, resulting in a diminution of shareholder value in the Company.

*     *     *

In sum, the Company does not believe that the inclusion of the financial information required by Rule 3-05 and Article 11 in the Registration Statement is necessary for the protection of investors in connection with this exchange offer in which investors already hold the Original Notes and will be receiving Exchange Notes with terms virtually identical to the Original Notes. For the foregoing reasons, the Company believes that the benefits, if any, of full compliance with Rule 3-05 and Article 11 would be substantially outweighed by the substantial costs to be incurred by the Company if it were required to fully comply with the requirements of Regulation S-X with respect to the Acquisition. In addition, the Company intends to comply with the full requirements of Rule 3-05 and Article 11 within 71 days of the filing date of the Company’s Current Report on Form 8-K that discloses the Company’s consummation of the Acquisition.

The Company notes that Skadden, Arps concurs in this request for relief from the requirements of Rule 3-05 and Article 11 for the reasons set forth above. The Company’s independent registered public accounting firm, KPMG LLP, has read the contents of this letter and agrees with the information set forth herein.

We therefore respectfully request that the Staff confirm that it will not object to the Company’s proposed presentation of financial information with respect to the Acquisition in

Mr. Leland Benton

Securities and Exchange Commission

August 19, 2013

Page - 6 -

the Registration Statement as set forth herein and would accept a request by the Company to accelerate the effectiveness of the Registration Statement, as it may be promptly amended to reflect the Company’s second quarter financial information and the financial information described above with respect to TCG and the Acquisition, on the Commission’s standard time frame.

We would like to arrange a call to discuss the matters described above with the Staff. We suggest a conference call on August 23, 2013 at 10:00 a.m. If you need any additional information or clarification of the matters described above, please contact the undersigned at (212) 527-5180 or Stacy J. Kanter of Skadden, Arps at (212) 735-3497. The Company greatly appreciates your consideration of this request.

Very truly yours,

/s/ Lauren Goldberg

Lauren Goldberg
Executive Vice President and General Counsel

cc:	Stacy J. Kanter
Skadden, Arps, Slate, Meagher & Flom LLP

Timothy F. Egan

Teresa E. Iannaconi

KPMG LLP